Exhibit 99.2

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total Gives New Dynamic to Its Downstream and Chemicals Segments

with a New Organization

Paris, October 10, 2011 - In response to profound changes in its business and competitive environment, Total is giving a new dynamic to its strategy for developing industrial and commercial activities in its refining, marketing and chemicals operations. This shall be accomplished through a reorganization that will create two new divisions. The plan does not entail employee outplacement or layoffs.

•

The new Refining & Chemicals division will be a major production hub combining all of Total’s refining and petrochemical operations, including specialty chemicals (Atotech, Bostik, Hutchinson) and fertilizers (GPN, Rosier). The division will be headquartered in Brussels and Paris, with senior management based in Brussels.

•	The new Supply & Marketing division will be dedicated to the global supply and marketing of petroleum products.

As a result, Total’s current Downstream and Chemicals operations will be realigned to focus on two core competencies - production and marketing - in order to reinforce existing activities and strengthen prospects for growth.

“The proposed reorganization does not change Total’s overall scope. We remain fully integrated, from oil and gas exploration to the manufacturing and sale of refined products and plastics. What it will do is allow us to better capture all opportunities arising from our integrated business model,” said Christophe de Margerie, Chairman and CEO of Total. “It will also give our production and marketing activities a clearer vision, allowing them to improve their performance in mature markets and address specific challenges as they seek to expand, especially in growth markets. The changes concern only the organization of our production and marketing activities, and will not result in an outplacement plan or layoffs.”

Integrating refining and petrochemical operations, which employ similar industrial processes, has a two-fold objective. The first is to strengthen Total’s production positions in Europe through increasing value of products (raw materials, intermediates, etc.), a coherent overview of development plans and enhancing energy efficiency and reliability at production units, for instance through joint management of major turnarounds. The second is to develop large-scale integrated projects to more effectively meet demand in growth markets.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Aude COLAS DES FRANCS

Tel. : + 33 (0) 1 47 44 47 05

Michaël CROCHET-VOUREY

Tel.: + 33 (0) 1 47 44 81 33

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Phénélope SEMAVOINE

Tel.: + 33 (0) 1 47 44 76 29

Frédéric TEXIER

Tel.: + 33 (0) 1 47 44 38 16

TOTAL S.A.

Capital 5.896.359.120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Whether integrated or not, all Refining & Chemicals sites will benefit from the internal merger, which will bring competencies, expertise, innovation capabilities and R&D resources under the same umbrella.

In an environment that is increasingly competitive, the creation of a Supply & Marketing division will shape a more aggressive organization able to pursue selective growth in Western Europe’s mature markets and gain new positions in growth markets in Africa, the Middle East, the Asia-Pacific region, and North and South America.

Total’s planned reorganization was presented to the Group’s European Works Council today. The employee representative organizations concerned in Belgium and France have been informed and/or consulted in line with procedure.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com